Exhibit 99.32

FOR IMMEDIATE RELEASE

GoldMining Completes Acquisition of

Almaden Gold Project in Idaho

Highlights:

●

Total consideration paid was $1,150,000, comprised of $575,000 in cash and issuing 337,619 common shares at a deemed price of $1.70 per share (subject to a 4-month hold and additional re-sale restrictions);

●

GoldMining has engaged a qualified person to complete a technical report and current resource estimate for the Project based on significant historic exploration, which includes 70,234 m of drilling; and

●	GoldMining’s project portfolio expands to 16 properties in 5 countries.

Vancouver, British Columbia – March 3, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce the completion of its previously announced indirect acquisition of the Almaden Gold Project (the "Almaden Project"), located in west-central Idaho, from Sailfish Royalty Corp. and its wholly-owned subsidiary.

The total purchase price under the transaction was $1,150,000, which was satisfied by the Company paying $575,0000 in cash and issuing 337,619 GoldMining shares at a deemed price of $1.70 per share.

The shares issued under the transaction are subject to a four month and one day hold period and certain additional ongoing resale restrictions pursuant to the terms of the agreement.

The Company has engaged an independent qualified person to complete a technical report and current resource estimate for the Almaden Project. The qualified person will review and verify historic sampling and results, examine the cut-off grade with reference to today's metal prices, and update the historical resource estimate on the Almaden Project completed by Western Standard Metals Ltd. in 2009.

The Project

The Almaden Project covers approximately 1,724 Ha and is located approximately 140 km by road north of Boise and approximately 24 km east of Weiser in Washington County, Idaho.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

The Almaden Project is one of several low-sulphidation epithermal gold deposits related to the Northern Nevada Rift that includes Hecla Mining Company's Hollister and Midas Mines in northern Nevada, and Integra Resources Corp.'s Delamar and Florida Canyon projects in southwest Idaho.

Gold mineralization at the Almaden Project is hosted in sinter and silicified (opal) sedimentary rocks of the Miocene Payette Formation that are underlain by chalcedonic veins and stockworks that form a near surface, relatively flat lying deposit. Gold mineralization is associated with intense silicification and argillic alteration that measures approximately 1,900 m long by 500 m wide by 150 m thick.

For further information regarding the transaction and the Almaden Project, please refer to the Company's news release dated February 24, 2020.

Qualified Person

Paulo Pereira, President of GoldMining, has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelors degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in National Instrument 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

About GoldMining Inc.

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, including that historical exploration results will be confirmed. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drill results and other exploration data, the potential for delays in exploration or development activities, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with GoldMiningꞌs expectations, accidents, equipment breakdowns, title and permitting matters, labour disputes or other unanticipated difficulties with or interruptions in operations, fluctuating metal prices, unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, including to fund any exploration programs on its projects, and that GoldMining may not be able to confirm historical exploration results or complete an updated resource estimate for the Project. These risks, as well as others, including those set forth in GoldMiningꞌs filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. GoldMining does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3